Exhibit 99.9

ASSIGNMENT OF AGREEMENT OF PURCHASE AND SALE

THIS ASSIGNMENT made as of the 31st day of October, 2006.

B E T W E E N:

LANTERRA REALTY INC.

(hereinafter called the "Assignor"),

OF THE FIRST PART;

– and –

DUFLAW REALTY LTD., in its
capacity as general partner for and
on behalf of Duflaw Limited Partnership

(hereinafter called the "Assignee"),

OF THE SECOND PART;

– and –

DOMGROUP LTD.

(hereinafter collectively called the "Vendor"),

OF THE THIRD PART;

WHEREAS by an agreement of purchase and sale made between the Assignor, as purchaser, and the Vendor, as vendor, executed on June 28, 2006, as amended from time to time by the Amending Agreement dated August 31, 2006 (the "Agreement").  The Assignor agreed to purchase and the Vendor agreed to sell certain lands and premises in the municipally known as 770 Lawrence Avenue West and 3087-3101 Dufferin Street, City of Toronto, in the Province of Ontario as more particularly described on Schedule "A" hereto (collectively, the "Property");

AND WHEREAS the Assignor has agreed to assign to the Assignee all of its right, title and interest in and to the Agreement and the Property.

NOW THEREFORE WITNESSETH that in consideration of the mutual covenants and the sum of ONE DOLLAR ($1.00) now paid by each to the other (the receipt and sufficiency of which is hereby acknowledged), the parties hereby agree, to and with the other, as follows:

1.  The Assignor hereby assigns to the Assignee all its right, title, benefit and interest in and to the Agreement and the Property.

2.  The Assignor covenants that the Agreement is a good, valid and subsisting agreement according to its terms and that the Assignor has the right, power and authority to make this agreement.

3.  The Assignee hereby agrees to accept and be bound by the Assignor's covenants and obligations under the Agreement as if it were the original purchaser therein.

4.  The Vendor, by execution of this Assignment of Agreement of Purchase and Sale, hereby releases the Assignor from any and all obligations and liabilities in connection with the Agreement.

5.  The parties hereto undertake to do all acts or things and to execute all further documents as may reasonably be required in order to effectually carry out the intent of this agreement.

6.  This agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

7.  It is agreed that this agreement may be executed in counterparts, each of which counterparts so executed shall constitute and be deemed to be an original, and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF the Assignor and Assignee have duly executed this agreement as of the date first above written.

LANTERRA REALTY INC.
Per: /s/ Mark Mandelbaum Mark Mandelbaum, President
I have authority to bind the Corporation

DUFLAW REALTY LTD., in its capacity as general partner for and on behalf of Duflaw Limited Partnership
Per: /s/ Mark Mandelbaum Mark Mandelbaum, President
I have authority to bind the Corporation

DOMGROUP LTD.
Per: /s/ RC. Benson Randall C. Benson, Pesident and Secretary
I have authority to bind the Corporation

SCHEDULE A

LEGAL DESCRIPTION

770 Lawrence Avenue West
Toronto, Ontario
PIN # 10230-0106(LT)

Part of Lot 6, Concession 2, West of Yonge Street, Township of York as in Instrument No. NY246263, except Instrument No. NY569785, City of Toronto (formerly in the City of North York).

Being the whole of the said PIN.

Land Titles Division of the Toronto Registry Office No. 66.

3087-3101 Dufferin Street
Toronto, Ontario
PIN # 10230-0108(LT)

Part of Lot 6, Concession 2, West of Yonge Street, Township of York as in Instrument Nos. NY277333 and NY358876, except Instrument No. NY267089, City of Toronto (formerly in the City of North York).

Subject to Instrument No. NY358876.

Being the whole of the said PIN.

Land Titles Division of the Toronto Registry Office No. 66.